Seo Salimi +1 212 459 7234 SSalimi@goodwinlaw.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

March 23, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 2549

Attn: Mary Beth Breslin

Re:	Surface Oncology, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 5, 2018
CIK No. 0001718108

Dear Ms. Breslin:

This letter is submitted on behalf of Surface Oncology, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Draft Registration Statement on Form S-1, confidentially submitted on March 5, 2018 (“Amendment No. 2”), as set forth in your letter dated March 21, 2018 addressed to Daniel S. Lynch, Director of the Company (the “Comment Letter”). The Company is concurrently filing the Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Registration Statement (marked to show changes from Amendment No. 2).

Amendment No. 2 to Draft Registration Statement on Form S-1

Use of Proceeds, page 60

1.	We note your revised disclosure that you plan to use offering proceeds to advance the Phase 1 clinical trial of SRF231. Please expand to describe how far in the clinical development of SRF231 and other product candidates you expect to reach using proceeds from the offering. For instance, clarify whether the proceeds will be sufficient to complete the Phase 1 trial of SRF231. Also disclose the amount of proceeds to be allocated among each of the product candidates referenced in the second bullet point.

March 23, 2018

RESPONSE: The Company respectfully acknowledges the Staff’s comment and informs the Staff that it will expand the disclosure on the use of proceeds, in particular, to describe how far into clinical development the proceeds of the offering will advance the Company’s product candidates, at such time that the Company files a preliminary prospectus that complies with Section 10(b) of the Securities Act of 1933, as amended.

Certain Relationships and Related Party Transactions

Agreement with Vaccinex, Inc., page 147

2.	Please file your agreement with Vaccinex, Inc. as an exhibit to the registration statement. Refer to Item 601(b)(10)(ii)(A).

RESPONSE: The Company respectfully submits that Item 601(b)(10)(ii)(A) deems a material contract to include “any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties…” The Company respectfully informs the Staff that Mr. Goater is not directly a party to the Antibody Selection Research Collaboration and License Option Agreement (the “Research Agreement”) with Vaccinex, Inc. (“Vaccinex”). Mr. Goater’s only role at Vaccinex is to serve as an independent director. Mr. Goater is one of nine directors who sits on Vaccinex’s board, and Mr. Goater has neither the ability, whether contractually or otherwise, to control the daily operations of Vaccinex, nor the ability to influence the terms on which Vaccinex entered into the Research Agreement with the Company. As disclosed on page 153 of the Registration Statement, the Company’s board of directors was aware of all the material facts regarding Mr. Goater’s service on the board of Vaccinex, and the Research Agreement was approved by the Company’s board of directors as an arm’s-length transaction. At the time of entering into the Research Agreement, Mr. Goater was the Company’s Chief Business Officer and did not serve on the Company’s board of directors. Mr. Goater informed us that he abstained from discussions regarding such agreement with respect to Vaccinex’s decision to enter into the Research Agreement. Furthermore, Mr. Goater has no direct pecuniary interest in the Vaccinex agreement, other than as his role as director of Vaccinex and Chief Executive Officer of the Company.

The Company also believes that the filing the Research Agreement is not required as the Research Agreement was entered into in the ordinary course of business and is not material in amount or significance. As disclosed in the Registration Statement, the Research Agreement is currently only for research services and a total of $250,000 has been paid to Vaccinex to date. For these reasons, the Company respectfully submits that the Research Agreement with Vaccinex should not be deemed a material agreement under Item 601(b)(10)(ii)(A).

Notes to Consolidated Financial Statements

14. Income Taxes, page F-37

3.	You disclose on page F-38 that “Prior to the Company’s decision to change the tax accounting method it uses for advance payments, the Company expected to be in a taxable income position for the year ended December 31, 2017.” Tell us and disclose why, under your previous tax accounting methodology, the amounts received from Novartis would not be available for offsetting against your net operating loss carryforwards such that no tax was due for 2017. Also, tell us how you determined the amount of the $9.1 million increase in deferred tax liabilities due to the “advanced payment tax accounting method change,” presented on page F-38.

March 23, 2018

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-38 of the Registration Statement.

The Company respectfully advises the Staff that, as of September 30, 2017 and applying its previous tax accounting methodology, the Company expected to be in a taxable income position because (i) its 2017 income for tax purposes would have exceeded deductible expenses for that same year, resulting in a net taxable income position for 2017, and (ii) such amount of net taxable income for 2017 would have exceeded the amount of net operating loss carryforwards existing as of December 31, 2016. Thus, the Company’s net operating loss carryforwards would have been fully utilized.

In particular, of the $70.0 million upfront payment received by the Company in 2016 from Novartis, approximately $25 million was reported as income for tax purposes in 2016, with the remaining $45 million to be reported as income for tax purposes in 2017. That $45 million was further increased by approximately $30 million as a result of $35.0 million of payments received by the Company in 2017 from Novartis ($5.0 million of which will be reported as income in 2018 for tax purposes). Thus, approximately $75 million of income to be reported for tax purposes in 2017 exceeded both (i) estimated deductible expenses for 2017 (i.e., approximately $53 million) and (ii) the amount of net operating loss carryforwards existing as of December 31, 2016 (i.e., $8.6 million for federal purposes). Therefore, in the nine months ended September 30, 2017, prior to the Company’s change in tax accounting method for advance payments, the Company recognized an income tax provision, primarily due to federal alternative minimum tax and state taxes.

During the preparation of its consolidated financial statements for the three months and year ended December 31, 2017, the Company made the decision to change the tax accounting method it uses for advance payments. As the Company is changing from one acceptable tax accounting method to another acceptable tax accounting method, the change qualifies for automatic approval by the Internal Revenue Service. This change is effective for the tax year ended December 31, 2017. As a result of the change in tax accounting method, the Company will now report approximately $40 million of income for tax purposes in its income tax return for the year ended December 31, 2017 (as opposed to approximately $75 million under the previous tax accounting method), which, reduced for estimated deductible expenses, will result in a net taxable loss position for the year ended December 31, 2017. This difference relates primarily to the deferral of a portion of the $70.0 million upfront payment received in 2016 from Novartis.

Under Section 481(a) of the Internal Revenue Code and similar state law, a taxpayer with a tax accounting method change resulting in an increase in taxable income in future years is allowed to recognize the inclusion in taxable income over four tax years (i.e., the year of change plus the next three tax years). As a result, the $45 million of the $70.0 million upfront payment that had not been reported as income for tax purposes in 2016 will be reported as income in the Company’s tax returns for the years ending December 31, 2017 through 2020 (i.e., reported as income over a four-year period), instead of being reported entirely in 2017 under the previous tax accounting method. The deferred tax liability of $9.1 million recorded by the Company as of December 31, 2017 for the advance payments tax accounting method change represents the future tax liability related to the remaining income for tax purposes (approximately $35 million) that will be included in the Company’s federal and state income tax returns for the years ending December 31, 2018 through 2020.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 459-7234.

Sincerely,

March 23, 2018

/s/ Seo Salimi
Seo Salimi, Esq.

cc:	J. Jeffrey Goater, Surface Oncology, Inc.

Daniel S. Lynch, Surface Oncology, Inc.

Kingsley L. Taft, Goodwin Procter LLP

Robert E. Puopolo, Goodwin Procter LLP